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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              Quality Products, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    747578409
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Murray Koppelman
                          c/o Eastlake Securites, Inc.
                              575 Lexington Avenue
                               New York, NY 10022
                                 (212)350-4660
 -------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 29, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 747578409                        13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         Murray Koppelman
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES
                        261,541
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH

   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH
                         261,541
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       261,541

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.9

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

Item 1.     Security and Issuer.

                  The securities to which this amendment no. 5 (the "Amendment") relates are the shares of Common Stock (the "Common Stock") of Quality Products, Inc. (the "Company"). The Company's principal executive office is located at 560 Dublin Avenue, c/o Multipress, Inc., Columbus, Ohio 43215.

Item 2.     Identity and Background.

                  This Amendment is filed by Murray Koppelman ("Koppelman"). Koppelman refers to and incorporates by reference the information in his
Schedule 13D as amended through Amendment No. 4 to such schedule (the "Schedule 13D"). This Amendment reports only information which has changed since the filing of the Schedule 13D, and defined terms in the Schedule 13D are not redefined herein.

Item 3.     Source and Amount of Funds or Other Consideration.

                  Not applicable.



Item 4.     Purpose of Transaction.

                  Pursuant to an agreement dated as of December 29, 2000, the Company agreed to issue an aggregate of 59,500 shares of Common Stock, Series C Warrants to acquire 240,000 shares of Common Stock (exerciseable through September 30, 2002 at an exercise price of $1.50 per share) and Series D Warrants to acquire 156,000 shares of Common Stock (exerciseable through September 30, 2001 at an exercise price of $1.00 per share) to certain investors who agreed to extend the maturity date of approximately $595,000 in indebtedness owed by the Company to such investors and to subordinate said indebtedness (the "Modification and Extension Transaction"). As part of this transaction, the Company agreed to issue to Koppelman 14,875 shares of Common Stock, Series C Warrants to acquire 60,000 shares of Common Stock and Series D Warrants to acquire 39,000 shares of Common Stock.

                  In late August/early September, 2001, Koppelman converted the Company's 6% Convertible Note in aggregate principal amount of $200,000 into 266,666 shares of Common Stock and sold such shares in a private transaction for approximately $220,000.

                  Other than as disclosed herein, the Reporting Person has no present plans or proposals which relate to or would result in the occurrence of any of the events described in items (a) through (j) of this item.



Item 5.     Interest in Securities of the Issuer.

                  Koppelman owns beneficially, 261,541 shares of Common Stock (representing 201,541 shares of Common Stock and including 60,000 shares of Common Stock issuable upon the exercise of the Series C Warrants). All other warrants (including the Series D Warrants) held by Koppelman expired without being exercised. Based on the 2,877,499 shares of Common Stock outstanding as of June 30, 2001 (representing the 2,817,999 shares reflected as outstanding on the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2001 and including the 59,500 shares of Common Stock issuable in connection with the Modification and Extension Transaction), the 261,541 shares of Common Stock beneficially owned by Koppelman constitutes approximately 8.9% of the shares of Common Stock outstanding. Koppelman has, directly or indirectly (through his control of an entity that owns some of the securities reported as owned herein), the sole power to vote and direct the vote or to dispose and direct the disposition of the Common Stock which he beneficially owns.

Item 6.     Contracts, Arrangements, Understandings or Relationships
              with Respect to Securities of the Issuer

                  Koppelman does not have any contracts, arrangements or understandings with any person with respect to the securities of the Company, other than the agreements relating to the Modification and Extension Transaction and the Series C Warrants and Series D Warrants.

Item 7.     Material to be Filed as Exhibits.


         Not applicable.

 SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


November 19, 2001                           /s/ Murray Koppelman
                                                ----------------
                                                Murray Koppelman